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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-36625

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 _____ AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Investment Bank Services, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Breckenridge LN, STE 280

(No. and Street)

Louisville   KY   40207

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher L. Hargrove   (502) 479-5218

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCM CPAs & Advisors LLP

(Name – *if individual, state last, first, middle name*)

2600 Meidinger Tower   Louisville   KY   40207

(Address)   (City)   (State)   (Zip Code)

SEC
Mail Processing
Section

FEB 27 2020

Washington DC
413

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Christopher L. Hargrove</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Investment Bank Services, Inc.</u>, as of <u>December 31</u>, 20<u>19</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>N/A</u>

Subscribed and sworn to before me, in my presence, this 25th day of February, 2020.

Signature

President & CEO

Title

<u>Nonna L. Kempf</u>
Notary Public

Notary Expires 10-10-2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Bank Services, Inc.
(a Wholly-owned Subsidiary of
Professional Bank Services, Inc.)

Financial Statements

Years Ended December 31, 2019 and 2018

Investment Bank Services, Inc.
Table of Contents
Years Ended December 31, 2019 and 2018



CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Investment Bank Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Investment Bank Services, Inc. (a Kentucky corporation and wholly-owned subsidiary of Professional Bank Services, Inc.) (the "Company") as of December 31, 2019 and 2018, the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Investment Bank Services, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Investment Bank Services, Inc.'s management. Our responsibility is to express an opinion on Investment Bank Services, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Investment Bank Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

MCM CPAs & Advisors LLP

P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719

A Member of PrimeGlobal – An Association
of Independent Accounting Firms

Kentucky

Indiana

Ohio

Report of Independent Registered Public Accounting Firm (Continued)

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audits of Investment Bank Services, Inc.'s financial statements. The supplemental information is the responsibility of Investment Bank Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Investment Bank Services, Inc.'s auditor since 1991.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 20, 2020

Investment Bank Services, Inc.
Statements of Financial Condition
December 31, 2019 and 2018

	2019	2018
Assets		
Cash and cash equivalents	$ 31,825	$ 44,346
Prepaid expenses	675	787
Total assets	$ 32,500	$ 45,133
Liabilities and stockholder's equity		
Current liabilities		
Accounts payable, related party	$ 1,776	$ 1,540
Total current liabilities	1,776	1,540
Stockholder's equity		
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	55,999	55,999
Accumulated deficit	(25,276)	(12,407)
	30,724	43,593
Total liabilities and stockholder's equity	$ 32,500	$ 45,133

See accompanying notes.

Investment Bank Services, Inc.
Statements of Income
Years Ended December 31, 2019 and 2018

	2019	2018
Revenues	$ 1,596,051	$ 4,819,818
Expenses		
Consultant fees to related party	557,794	4,764,775
Overhead expenses to related party	21,076	18,490
Accounting fees	20,156	12,500
Filing fees	17,872	22,226
Insurance	1,012	450
Taxes and licenses	1,215	1,350
Miscellaneous	72	286
	619,197	4,820,077
Income (loss) from operations	976,854	(259)
Interest income	434	441
Net income	$ 977,288	$ 182

See accompanying notes.

Investment Bank Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2019 and 2018

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amount			
Balance at December 31, 2017	100	$ 1	$ 55,999	$ (12,589)	$ 43,411
Net income	-	-	-	182	182
Balance at December 31, 2018	100	1	55,999	(12,407)	43,593
Net income	-	-	-	977,288	977,288
Dividends	-	-	-	(990,157)	(990,157)
Balance at December 31, 2019	100	$ 1	$ 55,999	$ (25,276)	$ 30,724

See accompanying notes.

Investment Bank Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2019 and 2018

		2019		2018
Cash flows from operating activities				
Net income	$	977,288	$	182
Adjustments to reconcile net income to net cash provided by (used in) operating activities				
Changes in				
Prepaid expenses		112		(450)
Accounts payable, related party		236		(5)
Net cash provided by (used in) operating activities		977,636		(273)
Cash flows from financing activities				
Dividends paid		(990,157)		-
Cash used in financing activities		(990,157)		-
Decrease in cash and cash equivalents		(12,521)		(273)
Cash and cash equivalents at the beginning of the year		44,346		44,619
Cash and cash equivalents at the end of the year	$	31,825	$	44,346

See accompanying notes.

-6-

Investment Bank Services, Inc.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

Note A - Nature of Organization and Operations

Investment Bank Services, Inc. (the "Company"), a Kentucky S-corporation located in Louisville, Kentucky, is a wholly-owned subsidiary of Professional Bank Services, Inc. d/b/a ProBank Austin (the "Parent Company") upon merger with Austin Associates in January 2017. The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes. The financial statements include only the activity of the Company.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2. Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm, which represents the date the financial statements were available to be issued.

4. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

5. Adoption of ASC Topic 606, *Revenue from Contracts with Customers*: On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605. There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

6. Revenue Recognition: Virtually all of the Company's revenues derive from merger and acquisition ("M&A") transaction services, generally with a bank. In a typical M&A customer contract, the Company receives compensation initially, and then as stipulated events occur. For example, an immaterial amount is generally received at contract inception. Then, in certain contracts a specified amount may be due when the Company procures a definitive agreement between its customer and a counterparty. Finally, in all circumstances, the most significant fee amount is due upon the closing of an M&A transaction. In each case, no amount is due until the stipulated milestone event occurs and such amount is nonrefundable upon receipt. After the customer contract is signed, the Company commences its efforts to find a qualified counterparty to the customer's M&A transaction. At contract inception there is no assurance or likelihood any of the subsequent milestone events will occur due to the significant uncertainties in such transactions and the buyer and seller reaching a mutually agreed upon valuation with which to close.

Note B - Summary of Significant Accounting Policies (Continued)

6. <u>Revenue Recognition (Continued)</u>: The Company has concluded a performance obligation exists for each milestone event (transaction closing and definitive agreement, where applicable) correlating with a fee amount due. In some circumstances the fee amount is stipulated and in others, the fees are determined as a percentage of the transaction value. The Company also believes the contractual fee amount for each milestone event is representative of the fair value for such performance obligation. Accordingly, the Company recognizes revenue as each performance obligation is achieved (point in time). During 2019, approximately 98% of revenues related to transaction closing fees and 2% related to definitive agreement and contract inception fees. During 2018, approximately 97% of revenues related to transaction closing fees and 3% related to definitive agreement and contract inception fees.

    As discussed in Note C, all consulting services directly relating to the generation of revenue are supplied by the Parent Company and for 2018, such expense is charged to the Company as revenue is recorded by the Company. For 2019, as discussed in Note C, the Company changed its approach to recording consulting fee expense.

7. <u>Income Taxes</u>: The Company's parent, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability or benefit for income taxes has been included in the accompanying financial statements.

    The Company recognizes uncertain income tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2016 – 2018 federal tax years remain open and subject to examination.

Note C - Related Party Transactions

The Company and the Parent Company engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

The Company has no employees of its own, but usually contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. Prior to 2019, the consulting fees were judgmentally determined with the impact of largely transferring virtually all of the earnings to the Parent Company. Consultant fee expense to the Parent Company under this arrangement was $4,764,775 for the year ended December 31, 2018. For 2019, the Company recorded, based on information provided by the Parent Company, the compensation paid to consultants that directly relates to revenue recorded by the Company as well as direct expenses paid by the Parent Company. The compensation to consultants and other direct expenses related to Company revenues has been reimbursed by the Company to the Parent Company. For the year ended December 31, 2019, this has been recorded by the Company as consulting expense in the amount of $557,794.

In February 2015, the Company entered into a management services agreement (renewable annually) with the Parent Company to provide general administrative related services to the Company. In February of each year, the Parent Company will determine the cost of providing services to the Company based on the total number of registered representatives in relation to the total number of employees of the Parent Company consulting division, the amount of time spent by the registered representatives on Company related projects and the expenses of the Parent Company consulting division. Expenses to be reimbursed to the Parent Company include rent, printing, postage and freight, entertainment, database research, IT and electronic communications and total indirect expenses. The monthly expense reimbursement was $1,776 and $1,545 during 2019 and 2018, respectively and totaled $21,076 and $18,490 for the years ended December 2019 and 2018, respectively.

Investment Bank Services, Inc.
Notes to Financial Statements (Continued)
Years Ended December 31, 2019 and 2018

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2019 and 2018, the Company has net capital, as defined, of $30,049 and $42,806, respectively, which is in excess of the minimum requirement for the Company of $5,000.

Note E - Concentrations of Risk

Three engagements represented 79% of total revenues for the year ended December 31, 2019. Two engagements represented 45% of total revenues for the year ended December 31, 2018.

Supplementary Information

Investment Bank Services, Inc.
Schedule 1 - Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Years Ended December 31, 2019 and 2018

	2019	2018
Net capital		
Total stockholder's equity	$ 30,724	$ 43,593
Non-allowable assets		
Prepaid expenses	(675)	(787)
Net capital	$ 30,049	$ 42,806

There are no differences between net capital as reported above for the years ended December 31, 2019 and 2018, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of December 31, 2019 and 2018.

The Company claimed an exemption from Rule 15c3-3 under Section (k)(2)(i) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, or Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.



CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm - Exemption Report Review

To the Board of Directors
Investment Bank Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for the year ended December 31, 2019, in which (1) Investment Bank Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: 17 C.F.R. §15c3-3(k)(2)(i) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Bank Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 20, 2020

Investment Bank Services,
Incorporated

SEC Registered
Broker/Dealer
Member FINRA

950 Breckenridge Lane
Suite 280
Louisville, Kentucky 40207

502 451-6633
502 451-6755 (FAX)
800 523-4778



Investment**Bank**Services

<u>Investment Bank Services, Inc. Exemption Report</u>

Investment Bank Services, Inc.
950 Breckenridge Lane
Suite 280
Louisville, Kentucky 40207

SEC File No.:8-36625
CRD No.:18490

Fiscal Year Ended December 31, 2019

Investment Bank Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Chris Hargrove, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Christopher L. Hargrove
President



CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
Investment Bank Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Investment Bank Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating Investment Bank Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Investment Bank Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Investment Bank Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Investment Bank Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 20, 2020

MCM CPAs & Advisors LLP

P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719

A Member of PrimeGlobal – An Association
of Independent Accounting Firms

SEC
Mail Processing
Section

FEB 2 7 2020

Washington DC
413

Kentucky

Indiana

Ohio